

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Andrea Funk
Chief Financial Officer
EnerSys
2366 Bernville Rd.
Reading, PA 19605

> **Re: EnerSys**
> **Form 10-K for the Fiscal Year Ended March 31, 2022**
> **Filed May 25, 2022**
> **Form 8-K Furnished November 9, 2022**
> **File No. 001-32253**

Dear Andrea Funk:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2022

Liquidity and Capital Resources
Cash Flow and Financing Activities, page 42

1.　We note your presentation of "primary working capital" that is calculated as "accounts receivable, plus inventories, minus trade accounts payable" and that excludes certain current liabilities. Please tell us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K, which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures. Also see the third bullet of Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Form 8-K Furnished November 9, 2022

Exhibit 99.1 , page 1

2.   When you present or discuss non-GAAP measures, please ensure that the corresponding GAAP measures are presented or discussed with equal or greater prominence. We note the following items in your press release:

- An introductory bullet mentions "Adj GM" movements without a corresponding GAAP reference.
- The table on the first page includes EBITDA and Adjusted EBITDA but not net income.
- The "Message from the CEO" discusses adjusted gross margin and adjusted diluted EPS without corresponding GAAP discussions.

See Item 10(e)(1)(i)(A) of Regulation S-K and Questions 102.10(a) and Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

3.   We note that you quantify a range of forward-looking adjusted diluted earnings per share for the subsequent quarter. To the extent available without unreasonable efforts, please revise future filings to provide a reconciliation to the most directly comparable GAAP measure. If relying on the unreasonable efforts exception, please disclose as such and identify the information that is not available. See Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Melissa Gilmore, Staff Accountant, at (202) 551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing